UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-50922

Starcore International Ventures Ltd.

(Name of Registrant)

580 Hornby Street, Suite 600, Vancouver, British Columbia, Canada, V7T 1B8

(Address of principal executive offices)

1.

News Release dated November 19, 2004

2.

News Release dated November 25, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Starcore International Ventures Ltd.

(Registrant)

Dated: January 17, 2005	By: /s/ Robert Eadie Robert Eadie Chief Executive Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE                                                                      November 19, 2004

Vancouver, British Columbia … Mr. Robert Eadie, a director and Chief Executive Officer of Starcore International Ventures Ltd. ("Starcore") announces he has acquired shares of Starcore which have taken him over securities reporting thresholds. Starcore is a junior mining company listed on the TSX Ventue Exchange.

On November 17, 2004, Mr. Eadie acquired 400,000 common shares of Starcore, which when taken together with the 400,500 common shares already held or controlled by Mr. Eadie, represent 12.59% of the total issued and outstanding securities of Starcore. In addition, Mr. Eadie holds options and warrants which, if exercised, would increase the number of shares of Starcore held by Mr. Eadie to 1,210,500 common shares. These securities were acquired for investment purposes.

Mr. Eadie may acquire further shares of Starcore in the market or otherwise for investment purposes.

For further information contact Robert Eadie at (604) 602-4935.

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936

NEWS RELEASE

FOR IMMEDIATE RELEASE

Trading Symbol: SAM – TSX Venture Exchange                                                                    November 25, 2004

NEW SILVER-LEAD-ZINC CLAIMS ACQUIRED IN MEXICO

Vancouver, British Columbia … Starcore International Ventures Inc. (the “Company”) has acquired, through staking, additional exploration ground contiguous to its 697 hectare Cerro Delores property in Guerro/Puebla States in Mexico. The newly acquired land (2,344 hectares) extends northeasterly from the boundary of the existing land position and covers the known extension (about 15 km) of the structural corridor hosting silver-lead-zinc mineralization in the target area. The acquired ground includes numerous historical workings with precious and base metal values. Most of these workings have been channel sampled by a previous operator, (Luismin, S.A. de C.V. (“Luismin”)), and include:

San Jose Area: Luismin estimated a resource of 177,558 tonnes grading 107 grams per tonne silver, 1.62% lead and 4.84% zinc based on underground sampling and drilling on the San Jose, La Soledad and La Luz deposits.

MancuernaArea: Luismin estimated a resource of 57,988 tonnes grading 0.37 gpt gold, 240 gpt silver, 1.0% lead and 0.41% zinc based on two drill holes and adit sampling of the Mancuerna deposit.

San Roberto Area: comprises a number of historic workings in structurally controlled zones and veins including El Rosario (1.88m grading 369 gpt Ag,13.03% Pb, 5.99% Zn), El Rayo (2.85m grading 715 gpt Ag, 12.98% Pb, 7.07% Zn), La Serpiente (2.35m grading 296 gpt Ag, 1.43% Pb, 0.26% Zn), El Pajaro (1.65m grading 185 gpt Ag, 10.1% Pb, 14.4% Zn), San Roberto (1.75m grading 423 gpt Ag, 7.66% Pb, 4.61% Zn).

Chihuitlipa Area: Mineralization here occurs within faults and at limestone/phyllite contacts and surface sampling of outcrop mineralization produced values up to 2 meters grading 2.62 gpt gold, 117 gpt silver, 3.12% lead and 1.38% zinc.

El Mirador-Mangos Area: Sulfide silver, lead and zinc mineralization here is hosted in silicified zones in acid intrusive rocks with sampling up to 2 meters grading 0.75 gpt gold, 206 gpt silver, 0.6% lead and 5.22% zinc.

Xicotlan Area: Mineralization here is hosted in a quartz breccia over a strike length exposed for 100 meters and\ a 10 meter width.

The zones above have not been subjected to modern exploration techniques and represent targets for resource expansion for the Company.

Update on El Transito Deposit, Cerro Delores

The original claim block acquired from Wheaton River Minerals on February, 2004, the Cerro Delores property, contains the El Transito Deposit, a silver-lead-zinc replacement orebody defined by more than $US 2 million in development expenditures by previous operators. The resource was the subject of a Prefeasibility Study conducted for Industrias Luismin SA de CV in 1988 and was estimated to contain 552,769 tonnes grading 348 gpt silver, 2.62% lead and 5.33% zinc in the Proven, Possible and Drill-Indicated Categories. Luismin, based on a few subsequent drill holes and “cutting” of high silver values produced an internal estimate (1991) of the resources at El Transito of 975,567 tonnes grading 172 gpt silver, 1.9% lead and 5.1% zinc in all categories. Neither of these estimates comply with NI 43-101. There has been no exploration or development activity on this property since that time.

Since acquiring the Cerro Delores property this year, the Company has completed the following tasks:

- commissioned and received a NI 43-101 Report;

- compiled the data and map base in electronic format and entered critical data in SURPAC development software;

- received two independent cost estimates for mining activity at the project;

- selected sites for water access, processing and tailings disposal;

- conducted bench scale metallurgical testing of underground samples;

- sourced and costed out key process equipment;

- ascertained that the existing underground workings into the mineralization are accessible;

- initiated environmental studies;

- obtained term sheets from smelters and estimated transportation costs;

- determined drill sites for resource potential expansion; and

- conducted internal production and financial models for the possible mining and processing of the

  Transito Deposit to monitor financial viability and identify critical variables

The compilation of key Scoping Study inputs is work in progress and it is expected to be complete and a decision made regarding start up of operations in the Spring of 2005.

Exploration and Development Activity Begins

The Company is in the process of re-habilitating the Exploration Office at Cerro Delores in preparation for drilling early in 2005. A diamond drill contractor has been sourced and negotiations for a 1,000 meter (minimum) contract are in progress. Drilling will be dedicated to sites selected at El Transito, which may expand the resource base there and to test specific historical workings obtained through the new claim acquisition. These resources are historical and not NI 43-101 compliant.

The Company trades on the TSX Venture Exchange under the symbol SAM.

Starcore International is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist.

ON BEHALF OF STARCORE INTERNATIONAL VENTURES LTD.

(sgd.) “Robert Eadie”

Robert Eadie, Chief Executive Officer

For further information contact:

Robert Eadie, Chief Executive Officer

Telephone: (604) 602-4935

Website: starcore.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U. S. newswire services or for dissemination in the United States.